Exhibit 99.1

XCHG Limited Responds to Recent Unusual Trading Activity

HAMBURG, Germany--(GLOBE NEWSWIRE) –December 20, 2024-- XCHG Limited (“XCharge” or the “Company”), (NASDAQ: XCH), a global leader in integrated EV charging solutions, acknowledges the recent unusual trading activity of its American Depositary Shares ("ADSs”).

The Company is not aware of any material news or events that would account for this activity.

XCharge is committed to sound corporate governance and transparent communication with its shareholders. The Company's operations continue as normal, and its financial condition remains strong.

XCharge’s business focuses on EV charging solutions, and its ADSs are traded on the Nasdaq Global Market under the unique ticker symbol “XCH.”

The Company encourages investors to rely on factual information and consult with financial advisors when making investment decisions.

About XCharge

XCharge, founded in 2015, is a global leader in integrated EV charging solutions. The Company offers comprehensive EV charging solutions which primarily include the DC fast chargers, the advanced battery-integrated DC fast chargers, as well as its accompanying services. Through the combination of XCharge’s proprietary charging technology, energy storage system technology, and accompanying services, the Company enhances EV charging efficiency and unlocks the value of energy storage and management. Committed to providing innovative and efficient EV charging solutions, XCharge is actively working towards establishing a global green future that is critical to long-term growth and development.

For more information, please visit: https://investors.xcharge.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge
IR Department
Email: ir@xcharge.com

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Jenny Cai
Tel: +86 (10) 6508-0677
Email: XCharge@tpg-ir.com